FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
Monday 2 February 2009
,
London

UK
 - LSE Announcement

GlaxoSmithKline plc, announces board changes

GlaxoSmithKline plc (GSK) announces that Mr. James Murdoch has been appointed a Non-Executive Director and will join the Board of the Company with effect from 20th May 2009. On appointment, James will also become a member of GSK's Corporate Responsibility Committee. James is Chairman and Chief Executive of News Corporation Europe and Asia.

It is also announced that
Sir Ian Prosser and Dr Ronaldo Schmitz
 will retire from the Board
at the conclusion of the Annual General Meeting on
20
th
 May 2009
.

Commenting on the
changes
, Sir Christopher
Gent
, Chairman of GSK, said
:

"I am delighted to welcome James to the Board of GSK. His experience of global business, marketing and communications will bring a unique and alternative perspective to the Board. He will also be an excellent addition to the Board's Corporate Responsibility Committee, an area where he has shown particular leadership at BSkyB and News Corporation.

"I
would like to thank
both Sir Ian and Ronaldo
 for their dedicated service to the Boards of GSK and the
heritage companies.
  I have always valued their support and wish them well for the future.
"

Sir Robert Wilson will succeed Sir Ian as GSK's Senior Independent Non-Executive Director. Sir Robert will step down as Chairman of the Remuneration Committee and will be succeeded by Sir Crispin Davis.
Professor Sir Roy Anderson
 will also join the Audit Committee with effect from
20
th
 May 2009
.

Biographical details of James Murdoch
 are given below.

S M Bicknell
Company Secretary

02 February 2009

Biographical details

James Murdoch was appointed Chairman and Chief Executive, News Corp,
Europe
 and
Asia
, in 2007. In this role, he has direct responsibility for the strategic and operational development of News Corporation's television, newspaper and related digital assets in
Europe
,
Asia
 and the
Middle East
. At the same time, James was appointed Non-Executive Chairman of BSkyB and re-joined the Board of News Corporation. James served as Chief Executive Officer of BSkyB from 2003 to 2007 and was previously Chairman and CEO of Star TV.

James serves on the Board of Yankee Global Enterprises, the Board of Trustees of the Harvard Lampoon and the Leadership Council of The Climate Group.

Notes

1.         The appointment of James Murdoch as a Non-Executive Director has been made by the Board on the recommendation of the Nominations Committee.
2.         On appointment, James will be a member of the Corporate Responsibility Committee which provides a Board-level forum for the regular review of external issues that might have the potential for serious impact upon the Group’s business and reputation.
3.         As a Non-Executive Director of GSK, James will receive fees of £75,000 per annum.
4.         The Board has determined that James will be an independent Non-Executive Director in accordance with the Combined Code on Corporate Governance.
5.         Sir Ian Prosser was appointed to the Board of the newly formed GlaxoSmithKline plc in May 2000, having previously served on the Board of SmithKline Beecham plc since 1999. He has been the Company’s Senior Independent Non-Executive Director since January 2004.
6.         Dr Ronaldo Schmitz was also appointed to the Board of GlaxoSmithKline plc in May 2000, having previously served on the Board of Glaxo Wellcome plc since 1997. He was Chairman of the Audit Committee from 2001 until 2006.
7.         With effect from 20th May 2009 the composition of the Board of GlaxoSmithKline plc will be as follows:

Sir Christopher Gent                   Non-Executive Chairman
Sir Robert Wilson                       Senior Independent Non-Executive Director
            Mr Andrew Witty                        Chief Executive Officer
            Mr Julian Heslop                        Chief Financial Officer
Dr Moncef Slaoui                       Executive Director, Chairman, Research & Development
            Professor Sir Roy Anderson        Independent Non-Executive Director
Dr Stephanie Burns                    Independent Non-Executive Director
Mr H Lawrence Culp                   Independent Non-Executive Director
Sir Crispin Davis                        Independent Non-Executive Director
Sir Deryck Maughan                   Independent Non-Executive Director
Mr James Murdoch                    Independent Non-Executive Director
Dr Daniel Podolsky                    Independent Non-Executive Director
Mr Tom de Swaan                      Independent Non-Executive Director

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Registered in England & Wales : No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 02,  2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc